Consent of Independent Registered Public Accounting Firm

The Board of Directors
ALCO Stores, Inc.:

We consent to the use of our reports dated April 13, 2012 with respect to the balance sheets of Duckwall-ALCO Stores, Inc. as of January 29, 2012 and January 30, 2011 and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended January 29, 2012, and the effectiveness of internal controls over financial reporting as of January 29, 2012, incorporated herein by reference.  Our report on the financial statements refers to a change in the method of accounting for inventory from the retail inventory method (RIM) to the weighted average cost method in fiscal year 2012.

/s/ KPMG LLP

Kansas City, Missouri
July 9, 2012

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